Aurora *Platinum Corp.*

PO Box 10102
1650-701 W Georgia St
Vancouver, BC
Canada V7Y 1C6
T 604 687 7778
F 604 688 5175

Unit G
1988 Kingsway
Sudbury, ON
Canada P3B 4J8
T 705 525 0992
F 705 525 7701

info@auroraplatinum.com
www.auroraplatinum.com

BY MAIL

September 9, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Aurora Platinum Corp. (the "Company") - File 82-34760

Enclosed please find the Company's documents disseminated during the month of August 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Aurora Platinum Corp.

Susy H. Horna
Executive Legal Assistant

FOR THE SIX MONTHS ENDED JUNE 30, 2004

AURORA SECOND QUARTER REPORT

HIGHLIGHTS

- A surface IP (induced polarization) geophysical survey was finished in early June 2004 on the Crazy Creek Zone (Falconbridge/Inco Joint Venture – Canhorn Property, Foy Offset Dyke). Fifteen kilometres of survey lines were run to better define the extent of the Crazy Creek-type mineralization of structurally controlled stringer mineralization rich in copper, platinum group metals and precious metals. Survey results are currently being processed in preparation for a third quarter drill program.

- Digitizing of the East Mine (Falconbridge Joint Venture – Footwall Property) geological and engineering level plans and sections was completed late in the quarter, and by the end of June work began on building a three-dimensional computer generated model of the East Mine. The model will assist in establishing exploration targets. The same approach will be applied to the Falconbridge Mine. Drilling is expected to resume in the third quarter.

- Two deep drill holes were completed on the Nickel Lake Project (Inco Option / Joint Venture) targeting conductive bodies (massive to semi-massive sulphides) modelled from previous bore-hole geophysics. Hole NI-25 intersected a 40.7 metre section of intermittent semi-massive sulphide with localized massive sulphide patches. Wedge hole NI-25a was drilled to undercut the semi-massive sulphide intersection of NI-25 and intersected a 9.60 metre interval of semi-massive to massive sulphide. Additional geophysical borehole surveys and three-dimensional modelling of the Foy Project mineralization are ongoing. This work will help define follow-up drill targets to be drilled in the third quarter.

- In late May, a detailed field reconnaissance sampling and mapping exploration program was initiated on the extensive North Range land package north of Sudbury, Ontario. Activities will focus on areas recognized as having the greatest potential for hosting Footwall-type (copper and PGM-rich) mineralization. Target designations are based primarily on a proprietary database of airborne magnetic and electromagnetic data, lithogeochemical anomalies based on an extensive humus and soil survey, and a compilation of detailed property and regional geology and mineralized showings.

- In May, the Aurora/Fieldex Joint Venture initiated field exploration activities on the Temiscamingue Project in the Temiscamingue region of Québec. Field prospecting and reconnaissance mapping/sampling activities are focused on a number of predefined areas that are deemed prospective for komattite hosted nickel deposits, vein gold deposits, gabbro hosted nickel-copper-PGM deposits, and copper-zinc volcanogenic massive sulphide deposits.

Management's Discussion and Analysis

JUNE 30, 2004 AND 2003

Description of Business

Aurora Platinum Corp. (the "Company" or "Aurora") is a development stage mineral exploration company engaged in the acquisition, evaluation and exploration of mineral properties with prospects for hosting nickel-copper-platinum-palladium mineral deposits. Aurora is currently active in Canada and holds a significant portfolio of mineral properties in Ontario and Québec. Aurora is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol ARP.

Aurora is also indirectly involved in gold exploration through Lake Shore Gold Corp. ("Lake Shore") in which Aurora currently holds a 38.6% interest, and diamond exploration through Superior Diamonds Inc. ("Superior") in which Aurora holds a 26% interest. Both Lake Shore and Superior have a large portfolio of properties in Ontario and Québec. The combined market value of these investments as at June 30, 2004 was $12.5 million.

Overview

This Management's Discussion and Analysis, dated as at August 17, 2004, should be read in conjunction with the Management's Discussion and Analysis, audited consolidated annual financial statements and notes thereto for the fiscal year ended December 31, 2003.

As a result of equity transactions completed by Lake Shore and Superior during 2003, the Company's interest in both of these subsidiaries was reduced. Consequently, the Company changed the method of accounting for its interest in these previously controlled subsidiaries, from consolidation to the equity basis. The results of operations of Lake Shore were consolidated with those of Aurora for the eight month period ended August 31, 2003 and Superior for the eleven month period ended November 30, 2003. Consequently, comparison to the previous period results may not be meaningful.

The following is a brief discussion of Aurora's major properties.

Aurora / Falconbridge Properties

The Falconbridge Properties are located within the Sudbury Mining District of Ontario and are governed by the Foy and Footwall Option/Joint Venture with Falconbridge Limited ("Falconbridge") under which the Company earned a 60% interest in both properties by spending $6 million on exploration over the past three years. Aurora has assumed the role of operator of both properties and expenditures in 2004 are being shared pro rata based on each party's ownership interest. The

Company is in the process of having all of the subject Falconbridge properties transferred to Aurora, as operator, and this process is substantially complete.

Digitizing of Falconbridge Mine and East Mine (Footwall Property) geological and engineering level plans and sections continued throughout the second quarter, and by the end of June, work began on building a three-dimensional computer generated model of the East Mine. The model will be used to assist in establishing drill targets.

The Crazy Creek Zone of copper-nickel-PGM mineralization is located within the Foy Offset Dyke (Foy Project). This new zone is characterized by structurally controlled stringer mineralization rich in copper, PGM and precious metals. During the first quarter, the Company finished compiling data collected from an extensive program of stripping, surface mapping and sampling that was completed in the fourth quarter of 2003.

A surface IP (induced polarization) geophysical survey was completed in the second quarter over the Crazy Creek Zone. Results of that survey are currently being processed, and resulting targets will be drilled in the third quarter.

Aurora / Inco Nickel Lake Property

The Nickel Lake Property lies along the Foy Offset Dyke and consists of five patented claims totalling 71 hectares. In 2002, the Company signed an agreement with Inco Limited ("Inco") granting the Company the option to earn a 60% interest in the Nickel Lake Property by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing, at its expense, a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

Two deep drill holes were completed on the Nickel Lake Project targeting conductive bodies (massive to semi-massive sulphides) modelled from previous borehole geophysics. Hole NI-25 intersected a 40.7 metre section of intermittent semi-massive sulphide with localized massive sulphide patches. Wedge hole NI-25a was drilled to undercut the semi-massive sulphide intersection of NI-25 and intersected a 9.60 metre interval of semi-massive to massive sulphide. Additional geophysical bore-hole surveys and three-dimensional modelling of the Foy Project mineralization (Inco Option/Joint Venture) are ongoing. This work will help define follow-up drill targets to be drilled in the third quarter.

Québec Properties

In March 2004, the Company signed an agreement with Fieldex Exploration Inc. regarding the Temiscamingue Project in the Temiscamingue region of Québec, pursuant to which the parties agreed to form a 50/50 regional joint venture and contribute their respective mineral claims totalling 36,000 hectares. Each party will fund 50% of expenditures over a five year period. This consolidation of ground constitutes the largest land package in the Belleterre Gold Belt and surrounding copper-nickel-PGM and VMS (volcanic massive sulphide) style base metal terrains. An airborne magnetic survey was completed in the quarter covering all Joint Venture land holdings. The results of this program will help define additional target areas.

In May, the Joint Venture initiated field exploration activities on the Temiscamingue Project. Field prospecting and reconnaissance mapping/ sampling activities are focused on a number of predefined areas that are deemed prospective for komattite hosted nickel deposits, vein gold deposits, gabbro hosted copper-nickel-PGM deposits, and copper-zinc volcanogenic massive sulphide deposits.

The Company has earned a 70% interest in the Midrim Property and is expected to fulfill its remaining obligations, pursuant to the option agreement, to also earn a 70% interest in the Belleterre Property in the fourth quarter of 2004. Both of these properties are located in the Temiscamingue region of Québec.

Other Properties

A first phase drill program, consisting of four holes (1,542 metres) was completed on the Company's Montcalm Township nickel-copper property that ties onto Falconbridge's Montcalm nickel-copper mine. Drill targets were based on a previously flown (July 2003) airborne time domain electromagnetic (VTEM) and magnetometer survey. Although hole four intersected weakly disseminated sulphide in the Montcalm gabbro, massive sulphides were not encountered.

Falconbridge's Montcalm deposit lies within the northeastern tip of the Montcalm gabbro complex and, as reported by Falconbridge in May 2001, has a total undiluted indicated mineral resource estimated at about 7 million tonnes grading 1.4% Ni, and 0.7% Cu. Aurora's property adjoins the Montcalm deposit to the west, and is considered prospective as the mineralized Montcalm gabbro may extend westward onto Aurora's Property. There also exists the potential for discovery of other mineralized gabbros on Aurora ground.

Inco acquired twelve nickel-copper-PGM targets in the Northern Nickel Belt of Ontario and has completed ground verification of airborne anomalies. Under the Abitibi Agreement with Inco, the Company has elected to participate in these properties (50% interest). Ground geophysical surveys (magnetic and horizontal loop electromagnetic) were completed on some of these properties located north of Timmins in preparation for a third quarter drill program. It is also anticipated that Inco will present the Company with additional nickel-copper-PGM property opportunities in 2004.

In-house compilation work on the Abitibi AEM Project continued throughout the quarter. All proposed digitizing of the Inco magnetic survey data has been completed and is currently being merged with existing public domain data.

In late May, the Company initiated field reconnaissance activities on its North Range properties north of Sudbury, Ontario. Activities will focus on areas recognized as having the greatest potential for hosting Footwall-type (copper and PGM-rich) mineralization.

Results of Operations

The Company recorded a net loss of $251,472 and income of $717,850 for the three and six month periods ended June 30, 2004 compared with a loss of $322,567 and $351,684 for the same periods ended June 30, 2003. The year-to-date net income in 2004 resulted from the recording of a gain ($1,580,652) on the deemed disposition of the Company's interest in Lake Shore and Superior as a consequence of equity financings completed by both affiliated companies. This was partially offset by Aurora's equity in the operations of Lake Shore and Superior, stock-based compensation expense and provision for future income tax resulting from the deemed disposition gain.

Consulting and management fees, for the six month period ended June 30, 2004, represent $48,000 (June 30, 2003 – $96,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to administrative services agreements between Southwestern and Aurora and its affiliated companies and $62,040 (2003 – $212,028) in fees on account of consulting and management services provided by directors, officers and other consultants. The expense was higher in 2003 for the comparative three and six month periods due to the consolidation of Lake Shore and Superior.

All other general and administrative costs remained relatively unchanged from last year except for the differences due to the consolidation effect of Lake Shore and Superior during the period ended June 30, 2003.

The Company recorded gains of $1,580,652 during the period ended June 30, 2004 on the deemed disposition of its interest in Lake Shore ($1,321,921) and Superior ($258,731) as a result of equity financings completed by both companies. In addition, the Company recorded its share of the equity loss in the operations of Lake Shore ($111,410) and Superior ($82,622) amounting to $194,032. In comparison, a gain of $449,930 was recorded during the period ended June 30, 2003 as a result of share issuances by Lake Shore.

Gains or losses on deemed disposition arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) due to such transactions.

Equity in operations of affiliated companies represents the Company's share of the net income or losses for the reporting period in a significantly influenced company.

Effective January 1, 2004 the Company is required to record stock-based compensation expense for all stock option grants during the period using a fair value based method. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and does not affect the Company's equity nor is the Company required to make any payments for such transactions. (See MD&A section "Critical Accounting Policies and Estimates.") Stock-based compensation expense in the amount of $78,750 was recorded during the six month period ended June 30, 2004 for stock options granted to a director.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at June 30, 2004 was $6.0 million compared with $4.5 million as at December 31, 2003.

The increase in working capital of approximately $1.5 million resulted from proceeds from the exercise of share purchase warrants totalling $2.8 million which was partially offset by resource property and operating expenditures of $1.0 million and $410,000 respectively and a further investment in Lake Shore and capital assets of approximately $150,000.

During the six months ended June 30, 2004, the Company issued 1,113,500 common shares pursuant to the exercise of share purchase warrants for proceeds of $2,783,750. The Company also issued 38,364 common shares pursuant to property option agreements.

During the six month period ended June 30, 2004, resource property expenditures amounted to approximately $1 million ($1.1 million on a cash basis) primarily relating to expenditures incurred on the Nickel Lake, Montcalm and Falconbridge properties.

The Company had a net future tax liability as at December 31, 2003 of $1,332,727 resulting from the assignment of the tax deductibility of the related expenditures of the flow through funds raised in previous years. As the liability arose from transactions in the capital of the Company, the corresponding charges were taken directly to deficit as opposed to being charged through operations. An additional future tax liability of $280,273 recorded during the six month period ended June 30, 2004 arose from the deemed disposition gains resulting from shares issued by Lake Shore and Superior. As this liability did not result from capital transactions, it is reflected as a tax expense in the statements of loss and deficit.

The Company has lease obligations relating to its Sudbury office of $29,016, $60,732 and $35,427 in 2004, 2005 and 2006 respectively.

As at June 30, 2004, there were 2,075,500 stock options and 232,500 warrants outstanding as detailed in note 6(b) and (d) of the notes to the financial statements.

In management's view, the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

Quarterly Financial Information

FISCAL QUARTER ENDED	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sept 30, 2003	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002
Interest and other income	**25,020**	37,075	189,959	35,752	48,033	59,591	51,132	38,358
Net income (loss)	**(251,472)**	969,322	242,602	591,938	(322,567)	(29,117)	(508,511)	(400,454)
Earnings (loss) per share*	**(0.02)**	0.05	0.01	0.03	(0.02)	(0.00)	(0.03)	(0.02)

*Earnings (loss) per share is based on the weighted-average number of shares outstanding.

Critical Accounting Policies and Estimates

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

Effective January 1, 2004 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments" and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the entity's adoption of CICA 3870 in respect of stock-based compensation, is $532,535 as at December 31, 2003. Deficit at January 1, 2004 also increased by $532,535. This was previously disclosed in the notes to the financial statements as the pro forma impact on net loss and net loss per share.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

Related Party Transactions

The Company paid a total of $45,125 (June 30, 2003 – $120,941) in consulting and management fees to companies controlled by Daniel Innes, President and CEO of Aurora and Lake Shore, Thomas Beattie, a director of Lake Shore and Superior, John Paterson, President and CEO of Superior, and also to a director of the Company. A total of $48,000 (June 30, 2003 – $96,000) was paid to Southwestern pursuant to administrative services agreements between Southwestern and each of Aurora, Lake Shore and Superior. The Company also received $24,000 (June 30, 2003 – $24,000) from Lake Shore ($12,000) and Superior ($12,000) under the terms of separate management services agreements. The basis for the fees is either a monthly or per diem rate.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Additional Information

Additional information is provided in the Company's audited financial statements for the periods ended December 31, 2003 and 2002 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

Directors and Officers

Alan C Moon – *Chairman and Director*
Daniel G Innes – *President, CEO and Director*
William D McCartney – *Director*
A Murray Sinclair – *Director*
Michael D Winn – *Director*
Thomas W Beattie – *Vice President, Corporate Development and Secretary*
Parkash K Athwal – *Vice President, Finance and CFO*
Michael J Byron – *Vice President, Exploration*

Balance Sheets

UNAUDITED	June 30, 2004	December 31, 2003
		(note 1c)
ASSETS		
Current		
Cash and cash equivalents	$ 5,610,734	$ 4,516,031
Exploration advances and other receivables	527,317	262,263
	6,138,051	4,778,294
Investments *(note 3)*	4,134,499	2,617,879
Property, plant and equipment *(note 2)*	157,340	156,503
Resource properties *(note 4)*	16,069,674	15,085,834
	$ 26,499,564	$ 22,638,510
LIABILITIES		
Current		
Accounts payable and accrued charges	$ 137,129	$ 226,428
Due to affiliated company *(note 6)*	4,757	4,560
	141,886	230,988
Future income tax *(note 7)*	1,613,000	1,332,727
	1,754,886	1,563,715
SHAREHOLDERS' EQUITY		
Share capital *(note 5)*	34,493,783	31,620,500
Contributed surplus	957,170	878,420
Deficit	(10,706,275)	(11,424,125)
	24,744,678	21,074,795
	$ 26,499,564	$ 22,638,510

See accompanying notes to financial statements

Approved by the Board

ALAN C MOON

DANIEL G INNES

Statements of Loss and Deficit

UNAUDITED	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
EXPENSES				
Consulting and management fees	$ 50,000	$ 152,653	$ 110,040	$ 308,028
General exploration	46,231	3,667	54,000	5,440
Investor relations	61,346	107,449	88,934	190,760
Legal and accounting	33,093	45,742	55,792	85,034
Office expense	(11,684)	76,494	32,070	129,843
Resource property costs written off	–	–	–	258,630
Travel	16,697	12,349	31,006	26,421
Loss before undernoted items	(195,683)	(398,354)	(371,842)	(1,004,156)
Interest and other income	25,020	48,033	62,095	107,624
Equity in operations of affiliated companies *(note 3)*	(80,809)	–	(194,032)	–
Gain on shares issued by affiliated companies *(note 3)*	–	–	1,580,652	449,930
Stock-based compensation *(note 5c)*	–	(72,000)	(78,750)	(72,000)
(Loss) income before income tax	(251,472)	(422,321)	998,123	(518,602)
Provision for future income tax *(note 7)*	–	–	(280,273)	–
(Loss) income before non-controlling interest	(251,472)	(422,321)	717,850	(518,602)
Non-controlling interest	–	99,754	–	166,918
Net (loss) income for the period	(251,472)	(322,567)	717,850	(351,684)
Deficit at beginning of period	(10,454,803)	(12,510,735)	(11,424,125)	(11,578,723)
Recovery of income tax on flow through shares	–	1,047,523	–	144,628
Deficit at end of period	$ (10,706,275)	$ (11,785,779)	$ (10,706,275)	$ (11,785,779)
(Loss) earnings per share – basic and diluted	$ (0.01)	$ (0.02)	$ 0.03	$ (0.02)
Weighted-average number of shares outstanding	21,272,007	19,725,286	21,190,705	19,667,402

See accompanying notes to financial statements

Statements of Cash Flows

UNAUDITED	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
OPERATING ACTIVITIES				
Net (loss) income for the period	$ (251,472)	$ (322,567)	$ 717,850	$ (351,684)
Items not involving cash:				
Gain on shares issued by affiliated companies	–	–	(1,580,652)	(449,930)
Non-controlling interest	–	(99,754)	–	(166,918)
Provision for future income tax	–	–	280,273	–
Equity in operations of affiliated companies	80,809	–	194,032	–
Stock-based compensation	–	72,000	78,750	72,000
Resource property costs written off	–	–	–	258,630
	(170,663)	(350,321)	(309,747)	(637,902)
Change in non-cash operating working capital items				
(Increase) decrease in exploration advances and other receivables	(20,068)	242,690	(6,297)	86,481
Decrease in accounts payable and accrued charges	(97,009)	(18,060)	(93,984)	(81,784)
	(287,740)	(125,691)	(410,028)	(633,205)
INVESTING ACTIVITIES				
Resource property expenditures	(685,926)	(1,712,460)	(1,129,050)	(3,567,813)
Investment in affiliated company	–	–	(130,000)	–
Additions to property, plant and equipment	(18,155)	(21,958)	(19,970)	(36,459)
	(704,081)	(1,734,418)	(1,279,020)	(3,604,272)
FINANCING ACTIVITIES				
Shares issued	–	–	2,783,751	429,937
Shares issued by affiliated companies	–	35,319	–	941,329
	–	35,319	2,783,751	1,371,266
(Decrease) increase in cash and cash equivalents during the period	(991,821)	(1,824,790)	1,094,703	(2,866,211)
Cash and cash equivalents at beginning of period	6,602,555	7,600,584	4,516,031	8,642,005
Cash and cash equivalents at end of period	$ 5,610,734	$ 5,775,794	$ 5,610,734	$ 5,775,794
Cash and cash equivalents consist of:				
(Bank indebtedness) Cash	$ (81,063)	$ 389,890	$ (81,063)	$ 389,890
Short-term investments	5,691,797	5,385,904	5,691,797	5,385,904
Cash and cash equivalents at end of period	$ 5,610,734	$ 5,775,794	$ 5,610,734	$ 5,775,794

SUPPLEMENTAL CASH FLOW INFORMATION *(note 8)*

See accompanying notes to financial statements

Notes to Financial Statements

UNAUDITED
SIX MONTHS ENDED JUNE 30, 2004 AND 2003

1. Significant Accounting Policies

a) These financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual financial statements dated December 31, 2003, except as described in note 1c. These financial statements should be read in conjunction with the audited annual financial statements and notes thereto for the fiscal year ended December 31, 2003.

b) During 2003, the Company changed the method of recording its interests in Lake Shore Corp. ("Lake Shore") and Superior Diamonds Inc. ("Superior"), which were previously controlled subsidiaries, from consolidation to the equity basis for presentation of its balance sheets. The results of operations of Lake Shore and Superior ceased to be consolidated with those of the Company effective September 1, 2003 and December 1, 2003 respectively.

c) As of January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments" and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the entity's adoption of CICA 3870 in respect of stock-based compensation, is $532,535 as at December 31, 2003. Deficit at January 1, 2004 also increased by $532,535.

2. Property, Plant and Equipment

			June 30, 2004	December 31, 2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 79,750	$ 28,485	$ 51,265	$ 56,032
Computer equipment	136,378	61,686	74,692	78,360
Leasehold improvements	38,832	7,449	31,383	22,111
	$ 254,960	$ 97,620	$ 157,340	$ 156,503

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $19,133 (June 30, 2003 – $20,387) during the six month period ended June 30, 2004.

3. Investments

a)

			June 30, 2004
	Ownership %	Book Value	Market Value
Lake Shore Gold Corp.	38.6	$ 3,932,206	$ 10,640,000
Superior Diamonds Inc.	26.0	202,293	1,852,393
Balance at end of period		$ 4,134,499	$ 12,492,393

			December 31, 2003
	Ownership %	Book Value	Market Value
Lake Shore Gold Corp.	42.9	$ 2,591,695	$ 19,140,000
Superior Diamonds Inc.	27.6	26,184	5,214,143
Balance at end of period		$ 2,617,879	$ 24,354,143

b)

SIX MONTHS ENDED JUNE 30		2004		2003
	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)
Lake Shore Gold Corp.	$ 1,321,921	$ (111,410)	$ 449,930	$ –
Superior Diamonds Inc.	258,731	(82,622)	–	–
	$ 1,580,652	$ (194,032)	$ 449,930	$ –

i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

ii) Equity in operations of affiliated companies represents the Company's share of the net losses for the reporting period in a significantly influenced company.

c) During the six month period ended June 30, 2004, the Company exercised 100,000 warrants to acquire 100,000 common shares of Lake Shore for $130,000.

4. Resource Properties

For the six month period ended June 30, 2004:

	Falconbridge Properties	Midrim Property	Belleterre Property	Nickel Lake Property	Lansdowne House Property	Other*	Total
Balance, beginning of year	$5,875,712	$1,733,194	$1,334,211	$1,485,287	$2,579,867	$2,077,563	$15,085,834
Property acquisition, assessment and maintenance	8,526	114,333	–	–	88	28,305	151,252
Analytical	2,138	–	–	10,074	–	15,673	27,885
Geophysics	24,000	–	125	35,232	–	6,837	66,194
Geology	30,917	1,134	425	74,546	1,449	170,591	279,062
Drilling	–	–	–	322,186	–	174,120	496,306
Project administration	21,207	2,283	–	17,036	3,772	39,027	83,325
Québec refundable tax credits	–	(57,611)	(27,182)	–	–	(35,391)	(120,184)
Balance, end of year	$5,962,500	$1,793,333	$1,307,579	$1,944,361	$2,585,176	$2,476,725	$16,069,674

*Includes: AEM 2000 ($910,667), AEM-Abitibi ($201,603), Rand ($280,362), North Range ($385,501), Montcalm ($320,371), Miscellaneous ($378,221).

For the year ended December 31, 2003:

	Falconbridge Properties	Midrim Property	Belleterre Property	Nickel Lake Property	Lansdowne House Property	Other*	Total
Balance, beginning of year	$4,393,052	$2,240,837	$1,584,732	$ 873,642	$2,003,269	$2,768,435	$13,863,967
Property acquisition, assessment and maintenance	888	–	94,999	868	26	205,987	302,768
Analytical	58,181	27,571	12,764	10,443	38,968	10,580	158,507
Geophysics	279,551	2,900	–	86,621	26,078	62,269	457,419
Geology	290,587	56,250	29,115	93,036	293,493	189,451	951,932
Drilling	684,677	–	–	380,355	182,687	99,114	1,346,833
Research	–	–	–	–	7,251	–	7,251
Project administration	168,776	5,413	5,323	40,322	28,095	80,981	328,910
Property costs written off	–	–	–	–	–	(258,630)	(258,630)
Deconsolidation of Lake Shore	–	–	–	–	–	(757,443)	(757,443)
Deconsolidation of Superior	–	–	–	–	–	(294,881)	(294,881)
Québec refundable tax credits	–	(599,777)	(392,722)	–	–	(28,300)	(1,020,799)
Balance, end of year	$5,875,712	$1,733,194	$1,334,211	$1,485,287	$2,579,867	$2,077,563	$15,085,834

*Includes: AEM 2000 ($910,667), AEM-Abitibi ($225,734), Rand ($246,382), North Range ($294,186), Miscellaneous ($400,594).

5. Share Capital

a) Issued Capital

During the six months ended June 30, 2004 and year ended December 31, 2003, changes in issued share capital were as follows:

	For the six month period ended June 30, 2004		For the year ended December 31, 2003	
	Number of Shares	Amount	Number of Shares	Amount
Issued at beginning of period	20,128,550	$ 31,620,500	19,451,871	$ 30,037,864
Issued on the exercise of stock options	–	–	105,000	80,850
Issued on the exercise of share purchase warrants	1,113,500	2,783,751	483,346	1,267,187
Issued pursuant to property options agreements*	38,364	89,532	88,333	234,599
Issued at end of period	21,280,414	$ 34,493,783	20,128,550	$ 31,620,500

* During the six month period ended June 30, 2004, the Company issued 23,364 common shares pursuant to the Midrim Property agreement and 15,000 common shares pursuant to the Montcalm Property agreement.

b) Stock Options

At June 30, 2004, there were 2,075,500 stock options outstanding and exercisable under the Company's stock option plan.

	For the six month period ended June 30, 2004		For the year ended December 31, 2003	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	1,946,500	$ 2.58	1,967,500	$ 2.47
Granted	284,000	$ 1.48	84,000	$ 3.00
Exercised	–	$ –	(105,000)	$ 0.77
Cancelled	(155,000)	$ 2.53	–	$ –
Outstanding at end of period	2,075,500	$ 2.43	1,946,500	$ 2.58

c) Stock-Based Compensation

As a result of 284,000 stock options granted during the six month period ended June 30, 2004, the Company recognized $78,750 as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $1.05 for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 54%; risk free interest rate of 5%; and expected life of five years.

The stock-based compensation expense for the period ended June 30, 2003 related to stock options granted by Lake Shore and Superior.

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

d) As at June 30, 2004, there were 232,500 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
December 31, 2001	117,500	$4.00	December 31, 2004
September 3, 2002	115,000	$2.50	September 3, 2004

No carrying values have been assigned to the warrants.

6. Related Party Transactions

Fees amounting to $45,125 (June 30, 2003 – $120,941) were paid on account of consulting and management services provided by directors and directors who are officers. Amounts paid to Southwestern Resources Corp. ("Southwestern") under the terms of an administrative services agreement totalled $48,000 (June 30, 2003 – $96,000). As at June 30, 2004, there was an amount of $4,757 due to Southwestern. The Company also received $24,000 (June 30, 2003 – $24,000) from its affiliated companies, Lake Shore and Superior, under the terms of separate management services agreements and recorded it as an offset to consulting and management fees.

7. Income Taxes

As a result of the assignment of the tax deductibility of the related expenditures of the flow through funds raised in the prior years, the Company has a liability that arises from transactions in the capital of the Company. As a result, the Company has a net future tax liability of $1,332,727 (December 31, 2003 – $1,332,727) with the corresponding charge having been taken directly to deficit as opposed to being charged through operations.

The additional future tax liability of $280,273 (December 31, 2003 – nil), for a total net future tax liability of $1,613,000 at June 30, 2004, does not result from capital transactions and is therefore reflected as a tax expense in the statements of loss and deficit.

8. Supplemental Cash Flow Information

During the period ended June 30, 2004, the Company issued 23,364 common shares valued at $64,332 pursuant to the Midrim Property agreement and 15,000 common shares valued at $25,200 pursuant to the Montcalm Property agreement.

During the period ended June 30, 2003, the Company and its subsidiaries issued an aggregate of 190,000 common shares valued at $200,100 pursuant to various property option agreements.

AURORA

PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 687 7778
Fax 604 688 5175
www.auroraplatinum.com
info@auroraplatinum.com